

July 26, 2012

Via E-mail
Mr. David Coles
Chief Financial Officer
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, NJ 08054

> **Re:** **PHH Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-07797**

Dear Mr. Coles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Signatures, page 152

1.   The report must be signed by, among others, your controller or principal accounting officer. Refer to General Instruction D.(2)(a) of Form 10-K. Please tell us who is signing in the capacity of controller or principal accounting officer.

Item 11. Executive Compensation

Compensation Discussion and Analysis

2011 Executive Compensation Program Design

Variable Annual Cash Compensation Programs, page 35

2.   Future filings should provide additional analysis of the effect of individual performance MBOs on cash compensation. We note that your disclosure suggests that it is a significant factor considered by the Committee. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Incentive Awards, page 37

3.   In future filings, your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2011.   For example, we note minimal discussion and analysis of how the Committee determined specific long term incentive awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. In the future, please provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

● the company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please address questions regarding all comments to Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 or, if you have additional questions, to me at (202) 551-3698.

        Sincerely,

        /s/Mark Webb

        Mark Webb
        Legal Branch Chief